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                                                                  Exhibit 99.A4

                                LICENSE AGREEMENT

            THIS LICENSE AGREEMENT (this "AGREEMENT") is made and entered into as of the 8th day of November, 2002 (the "COMMENCEMENT DATE") by and between The Bank of New York, having an office at One Wall Street, New York, NY 10286 ("LICENSOR"), and Nasdaq Financial Products Services, Inc. ("Licensee"), having an office at 9513 Key West Ave., Rockville, MD 20850.

                                    RECITALS

            WHEREAS, Licensor asserts that it compiles, calculates and maintains the indexes specified on Schedule I hereto, and owns certain rights in and to such indexes and the proprietary data contained therein, and Licensor asserts that it owns or has the rights to license the marks listed in Schedule I hereto (such marks being hereinafter collectively referred to as the "LICENSOR MARKS", and such rights, including, without limitation, copyright, trademark, service mark or proprietary rights and trade secrets, being hereinafter collectively referred to as the "INTELLECTUAL PROPERTY"); and

            WHEREAS, Licensee wishes to use certain of such indexes and the related Licensor Marks, pursuant to the terms and conditions hereinafter set forth, in connection with (i) the issuance, marketing and promotion of the Products (as defined in Section 1(c)) and (ii) making disclosure about such Products under applicable laws, rules and regulations in order to indicate that Licensor is the source of such indexes.

            NOW, THEREFORE, in consideration of the mutual undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

            1. Grant of License.

            (a) In consideration of the payment of royalties and license and administrative fees pursuant to Section 3, and subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee a non-transferable (except to subsidiaries pursuant to Section 12(a)), non-exclusive license (i) to use the Indexes (as defined in subsection (b)
below) solely in connection with the issuance or trading, as the case may be, of the Products to be issued or traded, as the case may be, by Licensee, in the territories listed in Schedule II hereto (the "TERRITORIES") and (ii) to use and refer to the Licensor Marks in connection with the marketing and promotion of the Products in order to indicate that the Products are based on the Indexes and that Licensor is the source of the Indexes (but not the Products), and as may otherwise be required by applicable laws, rules or regulations or under this Agreement.
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            (b) As used in this Agreement, "INDEXES" means the indexes listed on
Schedule III hereto (and the indexes to be added thereto in accordance with the provisions set forth therein).

            (c) As used in this Agreement, "PRODUCTS" means the products designated on Schedule IV hereto that are issued by Licensee and based upon one or more of the Indexes (but, except as otherwise specified in Schedule II hereto, not any part or subset of the components of any Index) and correlated to the underlying securities comprising such Indexes. The terms of the Products, and any material changes therein, shall be subject to Licensor's prior written consent.

            (d) Nothing contained in this Agreement shall restrict Licensor from licensing any one or more indexes (including the Indexes) or any of the Licensor Marks to any other Person at any time.

            (e) Nothing contained in this Agreement constitutes a license to Licensee to use any one or more of the Indexes other than in connection with the issuance, marketing and promotion of the Products within the Territories.

            (f) Licensee acknowledges that the Indexes and the Licensor Marks are the property of Licensor. Except as otherwise specifically provided in this Agreement, Licensor reserves all rights to the Indexes and the Licensor Marks, and this Agreement shall not be construed to transfer to Licensee any ownership right to, or equity interest in, any of the Indexes or the Licensor Marks, or in any Intellectual Property or other proprietary rights pertaining thereto.

            (g) Licensee acknowledges that the Indexes, their compilation and composition, and any changes therein, are and will remain in the complete control and sole discretion of Licensor. Without limiting the foregoing, Licensor shall have the exclusive right, in its sole discretion and at any time, to modify the methodology for determining the composition of, or calculating, any of the Indexes or any other features or characteristics thereof.


            (h) Licensor or its Affiliates shall not independently enter into transactions with respect to, or issue, sponsor, distribute, advise or provide other services with respect to, exchange-traded funds which are based upon the Indexes and which may be similar to, or competitive with, the Products. This paragraph is not intended to restrict the Licensor from licensing the Indexes in conjunction with trading of the Products on an unlisted trading privileges basis.


            2. Term.

            (a) Subject to subsection (b) below, the term of this Agreement shall commence on the Commencement Date and shall continue until the third anniversary of the Commencement Date, unless this Agreement is terminated earlier as provided in Section 4 (such term, the "INITIAL TERM").

            (b) This Agreement shall be extended beyond the Initial Term if (i) at least ninety (90) days prior to expiration of the Initial Term (other than by reason of termination of this Agreement as provided in Section 4), Licensee shall deliver to Licensor a notice in writing of its desire to extend the Initial Term and (ii) the parties hereto shall agree on the terms and license fees to be applicable during such extension (the term of any such extension, the "EXTENDED TERM", and the Initial Term and any Extended Term together, the "TERM").

            3. License Fees.

            (a) In consideration for the license granted in this Agreement, Licensee shall pay to Licensor royalties and license and administrative fees (collectively, "LICENSE FEES") as set forth in Schedule V hereto. Except as otherwise provided in such Schedule IV, Licensee shall pay all License Fees to Licensor within thirty (30) days after the end of each calendar quarter. (b) Licensor shall have the right at any time, upon written request and upon reasonable notice, to audit on a confidential basis and during normal business hours, the relevant books and records of Licensee to confirm the accuracy of any one or more calculations of License Fees. Such audit shall be conducted by auditors selected by Licensor in its reasonable judgment. If an audit conducted pursuant to this subsection (b) discloses any overpayment or underpayment of License Fees by Licensee, Licensor or Licensee, as the case may be, shall promptly make the requisite adjustments for such repayment or underpayment. Licensor shall bear its own costs of any such audit unless it is determined that Licensor has been underpaid by 5% or more with respect to the payments being audited, in which case Licensor's costs of such audit shall be paid by Licensee.

            4. Termination.

            (a) If there is a material breach of this Agreement by any party (such party, the "BREACHING PARTY" and, the other party, the "NON-BREACHING PARTY"), or if any party (such party, the "HARMED PARTY") believes in good faith that material damage or harm is occurring to its reputation or goodwill by reason of its continued performance under this Agreement (other than pursuant to Section 4(d)), then the Non-breaching Party or the Harmed Party, as the case may be, may terminate this Agreement, effective thirty (30) days after written notice thereof is given to the other party (with reasonable specificity as to the nature of the breach or the condition causing such damage or harm, as the case may be, and including a statement as to such party's intent to terminate), unless the Breaching Party shall correct such breach or the condition causing such damage or harm, as the case may be, to the reasonable satisfaction of the Non-breaching Party within such 30-day period.

            (b) Licensee may terminate this Agreement upon ninety (90) days' prior written notice to Licensor (or such lesser period of time as may be necessary pursuant to law, rule, regulation or court order) if: (i) any legislation or regulation is finally adopted,
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or any government interpretation is issued, that prevents Licensee from issuing, marketing or promoting the Products; (ii) any material litigation or regulatory proceeding regarding the Products is commenced if such litigation or proceeding prevents Licensee from issuing, promoting or marketing the Products or materially increases the costs or reduces the economic benefits of doing so or otherwise materially prejudices Licensee; (iii) Licensee elects to terminate the offering or other distribution of the Products; or (iv) any of the events set forth in Section 4(c)(i), (ii) or (iii) occurs.

            (c) Licensor may terminate this Agreement upon ninety (90) days' prior written notice to Licensee if: (i) any legislation or regulation is finally adopted or any government interpretation is finally issued that generally prevents third-party licensees from issuing, marketing or promoting the Products; (ii) any material litigation or regulatory proceeding regarding the Products is commenced; (iii) any legislation or regulation is finally adopted or any government interpretation is finally issued that materially impairs Licensor's ability to license the Licensor Marks or the Indexes; (iv) any of the terms or conditions of this Agreement, or the performance thereof, in the reasonable judgment of Licensor after consultation with counsel or by determination or written directive of any governmental or self-regulatory authority or agency with jurisdiction over it, (A) would be reasonably likely to exceed the operating powers of Licensor or any of its Affiliates, (B) would violate any law, regulation, order or judgment applicable to Licensor or any of its Affiliates, (C) would be reasonably likely to subject Licensor or any of its Affiliates to regulatory action or (D) would render it inadvisable for Licensor, in view of concerns by applicable regulatory authorities expressed in writing or directed specifically to Licensor or any of its Affiliates, to continue this Agreement; or (v) any of the events set forth in Section 4(b)(i) through (iii) occurs.

            (d) Notwithstanding anything in this Agreement to the contrary, Licensor shall have the right to cease compiling, calculating and publishing values of any Indexes at any time in its sole discretion and thereupon to terminate this Agreement with respect to such Indexes upon written notice to Licensee; provided that Licensor shall use commercially reasonable efforts to provide Licensee with as much prior notice as is reasonably practicable under the circumstances.

            (e) Notwithstanding anything in this Agreement to the contrary, if any exchange: (i) ceases to provide data necessary for providing the Indexes to all data vendors, providers and publishers; (ii) terminates all such data vendors', providers' and publishers' rights to receive data in the form of a "feed" from such exchange; (iii) materially restricts all such data vendors', providers' and publishers' rights to redistribute data received from such exchange; or (iv) institutes charges of a type or to an extent applicable to all such data vendors, providers and publishers (and not to others generally) for the provision of data to such data vendors, providers and publishers or the redistribution of data by them in amounts materially greater than those in effect as of the date of this Agreement, Licensor may terminate this Agreement with regard to any one or more Indexes upon as much prior written notice to Licensee as is reasonably practicable under the circumstances.

            5. Licensor's Obligations.

            (a) Licensor is not, and shall not be, obligated to, but may, engage in any way or to any extent in (i) any marketing or promotional activities relating to the Products or (ii) making any representation or statement to investors or prospective investors in connection with the marketing or promotion of the Products by Licensee.

            (b) Licensor agrees to provide reasonable support for Licensee's development and educational efforts with respect to the Products as follows:

                  (i) Licensor shall respond in a timely fashion to any reasonable requests from Licensee for information regarding the Indexes;

                  (ii) Licensor or its agent shall, or shall arrange for a third party vendor to, calculate and disseminate the value of the Indexes in accordance with Licensor's current procedures, which procedures may be modified by Licensor in its sole discretion at any time; and

                  (iii) Licensor shall promptly correct, or instruct its agent to correct, any material mathematical errors made in Licensor's computations of the Indexes which are brought to Licensor's attention by Licensee; provided that nothing in this Section 5 shall give Licensee the right to exercise any judgment or require any changes with respect to Licensor's method of composing, calculating or determining the Indexes; provided, further, that nothing in this Section 5 shall be deemed to modify the provisions of Section 9.

            6. Trademark Filings; Recognition of Intellectual Property Rights;
               Protection of Intellectual Property; Quality Control.

            (a) Licensor shall apply for such trademark and trade name registrations for the Licensor Marks only in such jurisdictions, if any, where Licensor, in its sole discretion, considers such filings appropriate. Licensee shall, at Licensor's expense, reasonably cooperate with Licensor in the maintenance of such rights and registrations, and shall perform such acts and execute such instruments as may be reasonably requested in writing by Licensor for such purpose. Licensee shall use the following statement (or such similar language as may be approved in advance in writing by Licensor) when referring to any of the Indexes or any of the Licensor Marks in any informational materials to be used in connection with the Products (including all prospectuses, registration statements, trade confirmations and agreements, advertisements, brochures and promotional and any other similar informational materials, including documents required to be filed with governmental or regulatory agencies) that in any way use or refer to Licensor, any of its subsidiaries or Affiliates, any of the Indexes or any of the Licensor Marks (collectively, the "INFORMATIONAL MATERIALS"):

            "BNY", "The Bank of New York Asia 50 ADR Index", "The Bank of New York Developed Markets 100 ADR Index",

            "The Bank of New York Emerging Markets 50 ADR Index", "The Bank of New York Europe 100 ADR Index" and The BNY Asia 50 ADR Index", "The BNY Developed Markets 100 ADR Index", "The BNY Emerging Markets 50 ADR Index", "The BNY Europe 100 ADR Index"" are service marks of The Bank of New York and have been licensed for use for certain purposes by Nasdaq Financial Products Services, Inc. ("NFPS"). NFPS's "BLDRS ASIA 50 ADR INDEX FUND", "BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND", "BLDRS EMERGING MARKETS 50 ADR INDEX FUND" AND "BLDRS EUROPE 100 ADR INDEX FUND" based on the] "The Bank of New York Asia 50 ADR Index", "The Bank of New York Developed Markets 100 ADR Index", "The Bank of New York Emerging Markets 50 ADR Index", "The Bank of New York Europe 100 ADR Index" are not sponsored, endorsed, sold, recommended or promoted by The Bank of New York or any of its subsidiaries or affiliates, and none of The Bank of New York or any of its subsidiaries or affiliates makes any representation or warranty, express or implied, to the purchasers or owners of the "BLDRS ASIA 50 ADR INDEX FUND", "BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND", "BLDRS EMERGING MARKETS 50 ADR INDEX FUND" AND "BLDRS EUROPE 100 ADR INDEX FUND" or any member of the public regarding the advisability of investing in financial products generally or in the "BLDRS ASIA 50 ADR INDEX FUND", "BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND", "BLDRS EMERGING MARKETS 50 ADR INDEX FUND" AND "BLDRS EUROPE 100 ADR INDEX FUND" particularly, the ability of the "The Bank of New York Asia 50 ADR Index", "The Bank of New York Developed Markets 100 ADR Index", "The Bank of New York Emerging Markets 50 ADR Index", "The Bank of New York Europe 100 ADR Index" to track market performance or the suitability or appropriateness of the "BLDRS ASIA 50 ADR INDEX FUND", "BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND", "BLDRS EMERGING MARKETS 50 ADR INDEX FUND" AND "BLDRS EUROPE 100 ADR INDEX FUND" for such purchasers, owners or such member of the public. The relationship between The Bank of New York, as Licensor, on one hand, and NFPS on the other, is limited to the licensing of certain trademarks and trade names of The Bank of New York and of the "The Bank of New York Asia 50 ADR Index", "The Bank of New York Developed Markets 100 ADR Index", "The Bank of New York Emerging Markets 50 ADR Index", "The Bank of New York Europe 100 ADR Index", which index is determined, composed and calculated by The Bank of New York without regard to NFPS or the "BLDRS ASIA 50 ADR INDEX FUND", "BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND", "BLDRS EMERGING MARKETS 50 ADR INDEX FUND" AND "BLDRS EUROPE 100 ADR INDEX FUND" . Neither The Bank of New York nor any of its subsidiaries or affiliates has any obligation to take the needs of NFPS or the purchasers or owners of the "BLDRS ASIA 50 ADR INDEX FUND", "BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND", "BLDRS EMERGING MARKETS 50 ADR INDEX FUND" AND "BLDRS EUROPE 100 ADR INDEX FUND" into consideration in determining, composing or calculating the "The Bank of New York Asia 50 ADR Index", "The Bank of New York Developed Markets 100 ADR Index", "The Bank of New York Emerging Markets 50 ADR Index", "The Bank of New York Europe 100 ADR Index" . Neither The Bank of New York nor any of its subsidiaries or affiliates is responsible for, or has participated in, the determination of the timing of, prices at, or quantities of the "BLDRS ASIA 50 ADR INDEX FUND", "BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND", "BLDRS EMERGING MARKETS 50 ADR INDEX FUND" AND "BLDRS EUROPE 100 ADR INDEX FUND" ] to be issued or in the determination or calculation of the equation by which the "BLDRS ASIA 50 ADR INDEX FUND", "BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND", "BLDRS EMERGING MARKETS 50 ADR INDEX FUND" AND "BLDRS EUROPE 100 ADR INDEX FUND" is to be converted into cash. NEITHER THE BANK OF NEW YORK NOR ANY OF ITS SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY OR COMPLETENESS OF "THE BANK OF NEW YORK ASIA 50 ADR INDEX", "THE BANK OF NEW YORK DEVELOPED MARKETS 100 ADR INDEX", "THE BANK OF NEW YORK EMERGING MARKETS 50 ADR INDEX", "THE BANK OF NEW YORK EUROPE 100 ADR INDEX" OR ANY DATA INCLUDED THEREIN, AND NEITHER THE BANK OF NEW YORK NOR ANY OF ITS SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NEITHER THE BANK OF NEW YORK NOR ANY OF ITS SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY NFPS, PURCHASERS OR OWNERS OF THE "BLDRS ASIA 50 ADR INDEX FUND", "BLDRS DEVELOPED MARKETS 100 ADR INDEX FUND", "BLDRS EMERGING MARKETS 50 ADR INDEX FUND" AND "BLDRS EUROPE 100 ADR INDEX FUND" OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE "THE BANK OF NEW YORK ASIA 50 ADR INDEX", "THE BANK OF NEW YORK DEVELOPED MARKETS 100 ADR INDEX", "THE BANK OF NEW YORK EMERGING MARKETS 50 ADR INDEX", "THE BANK OF NEW YORK EUROPE 100 ADR INDEX" OR ANY DATA INCLUDED THEREIN. NEITHER THE BANK OF NEW YORK NOR ANY OF ITS SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF

            MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE "THE BANK OF NEW YORK ASIA 50 ADR INDEX", "THE BANK OF NEW YORK DEVELOPED MARKETS 100 ADR INDEX", "THE BANK OF NEW YORK EMERGING MARKETS 50 ADR INDEX", "THE BANK OF NEW YORK EUROPE 100 ADR INDEX" OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE BANK OF NEW YORK OR ANY OF ITS SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

            (b) Licensee agrees that the Licensor Marks and all Intellectual Property and other rights, registrations and entitlement thereto, together with all applications, registrations and filings with respect to any of the Licensor Marks and any renewals and extensions of any such applications, registrations and filings, are and shall remain the sole and exclusive property of Licensor or its subsidiaries and Affiliates. Licensee acknowledges that each of the Licensor Marks is part of the business and good will of Licensor or its subsidiaries and Affiliates, and agrees that it shall not contest the fact that Licensee's rights in the Licensor Marks under this Agreement (i) are limited solely to the use of the Licensor Marks in connection with the issuance, marketing or promotion of the Products and disclosure about the Products under applicable law as provided in Section 1(a), and (ii) shall cease upon the termination or expiration of this Agreement, except as otherwise expressly provided herein. Upon termination of this Agreement, Licensee shall have no further rights to use any Licensor Mark in any form whatsoever. Licensee recognizes the value of the reputation and good will associated with the Licensor Marks and acknowledges that any such good will belongs to Licensor or its subsidiaries and Affiliates, and that Licensor or its subsidiaries and Affiliates, are the owners of all right, title and interest in and to the Licensor Marks, including, without limitation, their use in connection with the Products. Licensee further acknowledges that all rights in any translations, derivations or modifications of the Licensor Marks which may be created by or for Licensee shall be and remain the exclusive property of Licensor or its subsidiaries and Affiliates, and such property shall be and remain a part of the Intellectual Property subject to the provisions and conditions of this Agreement. Licensee shall not, either directly or indirectly, contest the ownership of any of the Intellectual Property. Licensee shall not, except with Licensor's prior written consent, use any Licensor Mark, or the designations "The Bank of New York", "BNY" or any other Licensor Mark, in conjunction with Licensee's own trademark(s) or service mark(s). Licensee agrees to cooperate with Licensor in the maintenance of such rights and registrations, and shall perform such acts, and execute such instruments, as may be reasonably requested in writing by Licensor for such purpose.

            (c) In the event Licensor terminates this Agreement pursuant to
Section 4(a), or Licensee terminates this Agreement pursuant to Section 4(a) or 4(b)(i), (ii) or (iii), or the Term expires pursuant to Section 2, Licensor shall, at the time the notice of such termination is furnished, or upon expiration of the Term, as the case may be, continue to provide to Licensee a non-exclusive license to continue to use the Indexes exclusively with respect to Products previously issued by Licensee that are and remain outstanding and trading as of the effective date of such termination or expiration (the "ISSUED PRODUCTS"), and Licensee shall continue to be bound by all of the obligations of Licensee, and Licensor shall continue to be entitled to all of the rights of Licensor set forth in this Agreement with respect to the Issued Products, notwithstanding such termination or expiration of this Agreement. Such license shall be effective as of the effective date of termination or expiration of this Agreement, and remain effective until the last of the Issued Products matures, expires or terminates in accordance with its terms (without extension thereof by amendment or otherwise). Under no circumstances shall such license apply to the issuance of any Product by Licensee on or after the effective date of termination or expiration of this Agreement. Notwithstanding the foregoing, if Licensor terminates this Agreement pursuant to Section 4(a), Licensor's obligation to continue to provide a license shall be subject to Licensee's curing, within thirty (30) days after the effective date of termination, the breach or harm giving rise to Licensor's termination right under Section 4(a). Licensee shall not, as of the effective date of termination or expiration of this Agreement, make reference to, or use in any manner or for any purpose, the Licensor Marks, except as set forth in this Section 6(c) or as required by applicable law, rule, regulation or court order. In no event shall Licensee issue, trade, market or promote any Product based on one or more of the Indexes on or after the effective date of termination or expiration of this Agreement, as the case may be, except as provided in this Section 6(c).

            (d) Notwithstanding anything in this Agreement to the contrary, Licensee may use the Licensor Marks after the effective date of termination for the purpose of providing any notification of such termination as it relates to the Products; provided that the form and substance of any such notification shall be subject to the prior written approval of Licensor.

            (e) In the event that Licensee learns of any infringement or imitation of any of the Indexes or the Intellectual Property, or of any use by any Person of a mark similar to any of the Licensor Marks, it shall promptly notify Licensor thereof. Licensor may take such action, if any, as it deems advisable for the protection of rights in and to the Indexes and the Licensor Marks and, if requested to do so by Licensor, Licensee shall cooperate with Licensor in all reasonable respects, at Licensor's expense. Moreover, Licensee shall not initiate any action asserting rights with respect to any of Licensor's Intellectual Property without the express written consent of Licensor. Any duty of cooperation in litigation by Licensee shall not be deemed to be a waiver of Nasdaq's attorney-client, attorney work product, or other legal privileges.

            (f) Licensee shall use its commercially reasonable efforts to protect the good will and reputation of Licensor and its subsidiaries and Affiliates, the Indexes and the Intellectual Property in connection with its use of the Indexes and any Licensor Marks under this Agreement, including, but not limited to, maintaining high standards of accuracy in advertisements, brochures and promotional and informational materials using such Indexes and Licensor Marks. Licensee shall submit to Licensor, for Licensor's review and approval, and Licensee shall not use until receiving Licensor's approval thereof in writing, all Informational Materials that in any way use or refer to Licensor, any of its subsidiaries or Affiliates, any of the Indexes or any of the Licensor Marks. Licensor's approval shall be required with respect to the use and description of Licensor, any of its subsidiaries or Affiliates, any of the Indexes or any of the Licensor Marks. Licensor shall notify Licensee of its approval or disapproval of any Informational Materials within 72 hours (excluding any day which is a Saturday or Sunday or a day on which The Nasdaq Stock Market is closed for business) following receipt thereof from Licensee. Notwithstanding the foregoing, Licensor shall have the right at any time to modify the use or description of Licensor, any of its subsidiaries or Affiliates, such Indexes or such Licensor Marks, as the case may be, in the Informational Materials so approved, upon as much prior written notice to Licensee as is reasonably practicable under the circumstances.

            (g) (i) Licensee shall not use, nor permit the use of, any of the Licensor Marks in any Informational Material as part of a composite mark with any of its own marks, the marks of any of its Affiliates or the marks of any third party (collectively, the "NON-LICENSOR MARKS"), and (ii) the Licensor Marks and the Non-Licensor Marks, to the extent they appear in any Informational Material, shall appear separately and shall be clearly identified with regard to ownership. Whenever the Licensor Marks are used in any Informational Material in connection with any of the Products, the name of Licensee shall appear in close proximity to the Licensor Marks so that the identity of Licensee, and its status as an authorized licensee of such Licensor Marks, is clear and obvious.

            (h) Licensee agrees that any change proposed by Licensee with respect to (i) the terms and conditions of the Products or (ii) the use of the Licensor Marks shall be submitted to Licensor for, and shall be subject to, Licensor's prior written consent.

            (i) If at any time Licensor is of the good faith opinion that Licensee is not properly using the Intellectual Property in connection with the Products or Informational Materials, or that the standard of quality of any of the Products or Informational Materials does not conform to appropriate commercial standards, Licensor shall give notice to Licensee to that effect. Upon receipt of such notice, Licensee shall forthwith correct the defects therein, or shall forthwith cease the issuance, marketing, promotion and sale or use of the non-conforming Products or Informational Materials.

            7. Proprietary Rights.

            (a) Licensee acknowledges that Licensor asserts that the Indexes are selected, compiled, coordinated, arranged and prepared by Licensor through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money. Licensee also acknowledges that Licensor asserts that the Indexes and the Intellectual Property are valuable assets of Licensor, and agrees that it will take reasonable measures to prevent any unauthorized use of the information provided to it concerning the selection, compilation, coordination, arrangement and preparation of the Indexes.

            (b) Each party shall treat as confidential and proprietary, and shall not disclose or transmit to any third party, (i) any documentation or other materials that are marked as "confidential" by the providing party, (ii) any and all data and historical data regarding the Indexes and their constituent securities, (iii) any information relating to the calculation methodology for any of the Indexes or (iv) any of the terms of this Agreement (collectively, "CONFIDENTIAL INFORMATION"); provided that Confidential Information shall not include (A) any information that is available to the public or to the receiving party from sources other than the providing party (provided that such source, to the best of such receiving party's knowledge, is not subject to any confidentiality obligations with regard to such information) or (B) any information that is independently developed by the receiving party without use of or reference to information from the providing party.

            (c) Notwithstanding anything in subsection (b) above to the contrary, any party may reveal Confidential Information to any regulatory agency or court of competent jurisdiction if such information to be disclosed is (i) approved in writing by the providing party for disclosure or (ii) required by applicable law, regulatory agency or court order to be disclosed by the receiving party; provided that, if permitted by law, prior written notice of such required disclosure shall be given to the providing party; provided, further, that the receiving party shall cooperate with the providing party to limit the extent of such disclosure.

            (d) The provisions of subsections (b) and (c) above shall survive the termination or expiration of this Agreement for a period of five (5) years from disclosure by either party to the other of the last item of such Confidential Information.

            8. Warranties; Disclaimers.

            (a) Each party represents and warrants that it has the authority to enter into this Agreement according to its terms, and that the execution and delivery by it of this Agreement and the performance by it of its obligations hereunder will not violate any other agreement applicable to it or any applicable law or regulation. Licensee represents and warrants to Licensor that the issuance, marketing, promotion, sale and resale of the Products by it will not violate any agreement applicable to it or any applicable laws, rules or regulations, including, without limitation, securities, commodities and banking laws.

            (b) Licensee covenants and agrees with Licensor that the Products shall at all times comply with the descriptions thereof set forth on Schedule III.

            (c) Licensee expressly agrees to be bound by the terms of the statement set forth in Section 6(a), which terms are expressly incorporated herein by reference and made a part hereof.

            (d) Notwithstanding any other provision of this Agreement to the contrary, and without limiting the disclaimers set forth in this Agreement (including, without limitation, in the statement set forth in Section 6(a), in no event: (i) shall the cumulative liability of Licensor to Licensee and its Affiliates under or relating to this Agreement at any time exceed the aggregate amount of License Fees received by Licensor pursuant to this Agreement prior to such time; (ii) shall Licensor be liable for any special, consequential or punitive damages for any act or omission in connection with this Agreement or the performance hereof; or (iii) shall Licensor have any liability for any Loss (as defined in Section 9(a)) incurred by Licensee in connection with Licensee's use of any of the Licensor Marks or the Indexes or the exercise of its rights under this Agreement, except to the extent that such Loss was directly and proximately caused by the gross negligence or willful misconduct of either of the Licensor or by a material breach of Licensor's representations and warranties under this Agreement.

            9. Indemnification.

            (a) Licensee shall indemnify and hold harmless Licensor and its Affiliates, officers, directors, members, employees and agents against any and all judgments, damages, liabilities, costs and losses of any kind (including, without limitation, reasonable attorneys' and experts' fees and expenses) (collectively, "LOSSES") as a result of any claim, action or proceeding that arises out of or relates to this Agreement, the Products or Licensee's use of the Indexes or the Licensor Marks; provided, however, that Licensor shall promptly notify Licensee in writing of any such claim, action or proceeding (but the failure to do so shall not relieve Licensee of any liability under this Agreement except to the extent Licensee has been materially prejudiced thereby). Licensee may elect, by written notice to Licensor within ten (10) days after receiving notice of such claim, action or proceeding from Licensor, to assume the defense thereof with counsel reasonably acceptable to Licensor. If Licensee does not so elect to assume such defense, or disputes its indemnity obligation with respect to such claim, action or proceeding, or if Licensor reasonably believes that there are conflicts of interest between Licensor and Licensee or that additional defenses are available to Licensor with respect to such defense, then Licensor shall retain their own counsel to defend such claim, action or proceeding, at Licensee's expense; provided that, if, in the reasonable judgment of Licensor, any such claim, action or proceeding could, or could be expected to, affect the rights of Licensor in or to any of the Licensor Marks or the Indexes, Licensor may elect to control the defense of such claim, action or proceeding; provided, further, that any such election to control shall not affect any of the obligations of Licensee under this Agreement. Licensee shall periodically reimburse Licensor for its expenses incurred under this Section 9(a). Licensor shall have the right, at its expense, to participate in the defense of any claim, action or proceeding against which they are indemnified under this Agreement and with respect to which Licensee has, subject to the provisions of this paragraph (a), assumed the defense; provided, however, that Licensor shall have no right to consent to judgment or agree to settle any such claim, action or proceeding, without the prior written consent of Licensee, which consent shall not be unreasonably withheld. Except with the prior written consent of Licensor, Licensee, in the defense of any such claim, action or proceeding, shall not consent to entry of any judgment or enter into any settlement. In no event shall Licensee, without the prior written consent of Licensor, consent to the entry of any judgment, or enter into any settlement which (i) does not include, as an unconditional term, the grant by the claimant to Licensor and all Persons with rights of indemnification under this Agreement of a release of all liabilities in respect of such claims or (ii) otherwise adversely affects the rights of Licensor and all Persons with rights of indemnification under this Agreement.

            (b) Licensor shall indemnify and hold harmless Nasdaq and its Affiliates, officers, directors, members, employees and agents against any and all Losses as a result of any claim, demand, action, suit or proceeding (collectively, "DISPUTE") that arises out of or relates to any third party asserting that the Indexes and/or any Intellectual Property of Licensor licensed to Licensee hereunder infringes any Intellectual Property right of any third party; provided, however, that Licensee shall promptly notify Licensor in writing of any such Dispute (but the failure to do so shall not relieve Licensor of any liability under this Agreement except to the extent Licensor has been materially prejudiced thereby). Licensor may elect, by written notice to Licensee within ten (10) days after receiving notice of such Dispute from Licensor, to assume the defense thereof with counsel reasonably acceptable to Licensee. If Licensor does not so elect to assume such defense, or disputes its indemnity obligation with respect to such Dispute, or if Licensee reasonably believes that there are conflicts of interest between Licensor and Licensee or that additional defenses are available to Licensee with respect to such defense, then Licensee shall retain their own counsel to defend such claim, action or proceeding, at Licensor's expense; provided that, if, in the reasonable judgment of Licensee, any such Dispute could, or could be expected to, affect the rights of Licensee in or to any of the Licensee Products (except Licensee's ability to use the Licensor Marks or the Indexes), Licensee may elect to control the defense of such Dispute; provided, further, that any such election to control shall not affect any of the obligations of Licensor under this Agreement. Licensor shall periodically reimburse Licensee for its expenses incurred under this Section 9(b). Licensee shall have the right, at its expense, to participate in the defense of any Dispute against which they are indemnified under this Agreement and with respect to which Licensor has, subject to the provisions of this paragraph (b), assumed the defense; provided, however, that Licensee shall have no right to consent to judgment or agree to settle any such claim, action or proceeding, without the prior written consent of Licensor, which consent shall not be unreasonably withheld. Except with the prior written consent of Licensee, Licensor, in the defense of any such claim, action or proceeding, shall not consent to entry of any judgment or enter into any settlement. In no event shall Licensor, without the prior written consent of Licensee, consent to the entry of any judgment, or enter into any settlement which (i) does not include, as an unconditional term, the grant by the claimant to Licensee and all Persons with rights of indemnification under this Agreement of a release of all liabilities in respect of such claims or (ii) otherwise adversely affects the rights of Licensee and all Persons with rights of indemnification under this Agreement.

            (c) The indemnification provisions set forth in this Section 9 are solely for the benefit of Licensor and other Persons with rights of indemnification under this

Agreement, and are not intended to, and do not, create any rights or causes of actions on behalf of any third party.

            10. Suspension of Performance.

            Notwithstanding anything in this Agreement to the contrary, neither Licensor nor Licensee shall bear any responsibility or liability for any Losses arising out of any delay in, or interruptions of, performance of their respective obligations under this Agreement due to any act of God, act of governmental authority or act of public enemy, or due to war, the outbreak or escalation of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, other work stoppage, or slow-down), severe or adverse weather conditions, power failure, communications or other technological failure or any other similar cause found to be beyond the reasonable control of the party so affected; provided, however, that this Section 10 shall not affect a party's obligations under Section 9 in respect of any claim, action or proceeding brought by a third party.

            11. Injunctive Relief.

            In the event of a material breach by one party of any of the provisions of this Agreement relating to Confidential Information of the other party, the Breaching Party acknowledges and agrees that damages would be an inadequate remedy and that the Non-breaching Party shall be entitled, in addition to any money damages, to preliminary and permanent injunctive relief to preserve such confidentiality or limit improper disclosure of such Confidential Information; provided that nothing in this Agreement shall preclude the Non-breaching Party from pursuing any other action or remedy for any breach or threatened breach of this Agreement. All remedies under this Section 11 shall be cumulative.

            12. Miscellaneous.

            (a) This Agreement is solely and exclusively among the parties hereto and, except to the extent otherwise expressly provided in this Agreement, shall not be assigned or transferred, nor shall any duty hereunder be delegated, by any party, without the prior written consent of the other parties, and any attempt to so assign or transfer, or delegate any duty under this Agreement without such written consent, shall be null and void; provided, however, that any wholly-owned subsidiary of Licensee may use the Indexes and the Licensor Marks in connection with the issuance, marketing and promotion of the Products; provided, further, that such subsidiary shall be, and Licensee shall remain, subject to all of the terms and conditions of this Agreement applicable to Licensee; provided, further, that notwithstanding anything in the foregoing to the contrary, Licensor may assign this Agreement, in whole or in part, to any Affiliate through which Licensor conducts all or a part of its business relating to the licensing of Licensor Marks or Indexes. This Agreement shall be valid and binding on the parties hereto and their successors and permitted assigns.

            (b) This Agreement, including the Schedules and Exhibits hereto (which are hereby expressly incorporated into and made a part of this Agreement), constitutes the entire agreement of the parties hereto with respect to its subject matter. This Agreement supersedes any and all previous agreements, written, oral or in electronic form, among the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements or understandings except as provided in this Agreement.

            (c) No waiver, modification or amendment of any of the terms and conditions of this Agreement shall be valid or binding unless set forth in a written instrument signed by duly authorized officers of all parties. The delay or failure by any party to insist, in any one or more instances, upon strict performance of any of the terms or conditions of this Agreement, or to exercise any right or privilege herein conferred, shall not be construed as a waiver of any such term, condition, right or privilege, but the same shall continue in full force and effect.

            (d) No breach, default or threatened breach of this Agreement by any party shall relieve any other party of its obligations or liabilities under this Agreement with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement.

            (e) All notices and other communications under this Agreement shall be (i) in writing, (ii) delivered by hand (with written confirmation of receipt), by registered or certified mail (return receipt requested) or by facsimile transmission (with confirmation of receipt), to the addresses or facsimile numbers set forth below or to such other addresses or facsimile numbers as either party shall specify by written notice to the other parties, and (iii) deemed given upon receipt.

                  If to Licensor:

                  The Bank of New York
                  101 Barclay Street, 22nd Floor
                  New York, NY  10286
                  Attn.: ADR Division
                  Fax No.: (212) 571-3050

                  If to Licensee:

                  Nasdaq Financial Products Services, Inc.
                  9513 Key West Avenue
                  Rockville MD 20850
                  Attn: John Jacobs
                        Executive Vice President
                  Fax No.: (301) 978-8431

            (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each party agrees that any legal action, proceeding, controversy or claim between the parties arising out of or relating to this Agreement may be brought only in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York in and for the First Judicial Department, and by execution of this Agreement each party submits to the exclusive jurisdiction of such court and waives any objection it might have based upon improper venue or inconvenient forum. Each party hereto hereby waives any right it may now or in the future have to a jury trial in connection with any legal action, proceeding, controversy or claim between any of the parties arising out of or relating to this Agreement.

            (g) This Agreement (and any related arrangements between the parties) is solely and exclusively for the benefit of the parties, their respective subsidiaries and Affiliates, and their respective successors and permitted assigns, and nothing in this Agreement (or any related arrangements between the parties), express or implied, is intended to or shall confer on any other Person (including, without limitation, any sublicensee of Licensee under this Agreement or any purchaser of any Products issued by Licensee), any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement (or any such related arrangements between the parties).

            (h) Sections 6(b), (c) and (d), 7(b), (c) and (d) (as provided therein), 8, 9, 11, 12(f) and (p) and this Section 12(h) shall survive the expiration or termination of this Agreement.

            (i) The parties are independent contractors. Nothing in this Agreement shall be construed to place the parties in the relationship of partners or joint venturers, and neither party shall acquire any power, other than as specifically and expressly provided in this Agreement, to bind the other in any manner whatsoever with respect to third parties.

            (j) All references herein to "commercially reasonable efforts" shall include taking into account all relevant commercial and regulatory factors. All references herein to "regulations" or "regulatory proceedings" shall include regulations or proceedings by self-regulatory organizations such as securities exchanges.

            (k) If any term or provision of this Agreement, or the application thereof to any Person or circumstance, shall to any extent be held invalid or unenforceable by a court of competent jurisdiction, such result shall not affect the other terms and provisions of this Agreement or the application thereof which can be given effect without the relevant term, provision or application, and to this end the parties agree that the provisions of this Agreement are and shall be severable.

            (l) All rights, privileges and remedies afforded the parties by this Agreement shall be deemed cumulative and not exclusive. In the event of a breach or other failure to perform as required under this Agreement, the non-breaching or defaulting entity shall, in addition to all rights and remedies herein provided, have all rights and remedies available at law or in equity.

            (m) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

            (n) For purposes of this Agreement: "PERSON" means any individual, corporation, partnership, joint venture, association, joint stock company, trust or unincorporated association; and "AFFILIATE" means, with respect to any party, any Person directly or indirectly controlling, controlled by, or under common control with, such party; "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

                     [THIS SPACE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, THE PARTIES HAVE CAUSED THIS AGREEMENT TO BE EXECUTED AS OF THE DATE FIRST SET FORTH ABOVE.

                             THE BANK OF NEW YORK


                             By:   /s/ Laura Melman
                                   ------------------------------------------

                             Name:  Laura Melman
                                   ------------------------------------------

                             Title: Vice President
                                   ------------------------------------------
                                                 Authorized Officer


                             NASDAQ FINANCIAL PRODUCTS SERVICES, INC.

                             By:   /s/ John L. Jacobs
                                   ------------------------------------------

                             Name:  John L. Jacobs
                                   ------------------------------------------

                             Title: Chief Executive Officer
                                   ------------------------------------------
                                                 Authorized Officer

                                   SCHEDULE I

                           INDEXES AND LICENSOR MARKS

BNY
The Bank of New York Asia 50 ADR Index
The Bank of New York Developed
     Markets 100 ADR Index
The Bank of New York Emerging
     Markets 50 ADR Index
The Bank of New York Europe
     100 ADR Index
The BNY Asia 50 ADR Index
The BNY Developed Markets 100 ADR Index
The BNY Emerging Markets 50 ADR Index
The BNY Europe 100 ADR Index

                                   SCHEDULE II

                                   TERRITORIES

Worldwide

                                  SCHEDULE III

                             INDEXES BEING LICENSED

BNY Asia 50 ADR Index
BNY Developed Markets 100 ADR Index
BNY Emerging Markets 50 ADR Index
BNY Europe 100 ADR Index






                                      III-1

                                   SCHEDULE IV

                              PRODUCTS DESCRIPTION

BLDRS Asia 50 ADR Index Fund (ADRA)
BLDRS Developed Markets 100 ADR Index Fund (ADRD)
BLDRS Emerging Markets 50 ADR Index Fund (ADRE)
BLDRS Europe 100 ADR Index Fund (ADRU)

                                   SCHEDULE V

                   ROYALTIES, LICENSE AND ADMINISTRATIVE FEES

License Fees to be paid at a rate of 6/100 of one percent (0.06%) per annum, times the average daily net asset value of BLDRS Index Funds Trust (the "Trust"), provided that, to the extent that the ordinary operating expenses of any series of the Trust (each, a "Fund") exceed an amount which is 30/100 of one percent (0.30%) per year of the average daily net asset value of such Fund during any fiscal year, (the "Expense Cap") Licensor shall waive licensing fees applicable to such Fund.

Licensee shall pay the fees in accordance with the following:

1. Licensee shall pay to The Bank of New York a license fee at the rate of 6/100 of one percent (0.06%) per annum, times the average daily net asset value of each Fund (the "Annual Fee").

2.    The Annual Fee shall be computed and paid as follows:

a. At the end of each quarter during a Contract Year (ending on the three month anniversary of the Effective Date of the prior quarter), Licensee shall calculate the average daily net asset value of each Fund during the quarter by
(i) adding together the daily net asset values of such Fund, as determined by The Bank of New York, in its capacity as trustee of the Trust (the "Trustee") on each business day during the quarter, and then (ii) dividing such sum by the number of daily net asset values determined in (i) above. The resulting average daily net asset value shall then be multiplied by .0006 and divided by four, resulting in the quarterly License Fee due to Licensor by Licensee.

b. Each quarterly payment shall be subordinated to all other operating expenses and paid only when funds are available within the Expense Cap. Amounts due from prior quarters shall continue to be payable in the next quarter until the end of the fiscal year. Each quarter a statement setting forth the calculations on license fees and operating expenses shall be provided to Licensor.



                                      V-1